台和商事控股有限公司
DAIWA ASSOCIATE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

RECEIVED
2005 DEC 20 P 1:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013407

BY Registered air-mail

Exemption No. 82-4402

7 December 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
USA

SUPPL

Dear Sirs

Daiwa Associate Holdings Ltd - Announcement of Interim Results 2005/2006
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

The Company's Announcement regarding its consolidated interim results for the period ended 30 September 2005 published in the *China Daily* (in the English version), and the *Hong Kong Economic Times* (in the Chinese version).

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
DEC 21 2005
THOMSON FINANCIAL

Yours truly
For and on behalf of the Board
Daiwa Associate Holdings Limited

Mary LEUNG
Company Secretary
Enc

c.c. Ms Kammy Yuen – BNY Hong Kong Office by fax : (852) 2877 0863

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock code: 1037)

INTERIM RESULT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

INTERIM RESULT

On behalf of the Board of Directors, I would like to present to shareholders the unaudited Interim Report of Daiwa Associate Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") for the six months ended 30 September 2005. The unaudited interim accounts have been reviewed by the Company's Audit Committee.

RESULTS AND DIVIDEND

For the reported period, the Group recorded a consolidated net profit after taxation and minority interests of HK$10.4 million (30 September 2004: HK$12.6 million), representing a decrease of 17% from the corresponding period of last year. Basic earnings per share was HK3.85 cents (2004: HK7.84 cents).

Turnover of the Group was HK$765.6 million (30 September 2004: HK$616.5 million), representing a substantial increase of 24% as compared to the same period last year.

The Board of Directors recommended an Interim Dividend of HK1 cent per ordinary share to be paid in cash to the shareholders whose names appear on the Register of Members of the Company on Friday, 30 December 2005. The cash dividend will be payable on Wednesday, 11 January 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 22 December 2005 to Friday, 30 December 2005, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 21 December 2005.

LIQUIDITY AND FINANCIAL RESOURCES

At 30 September 2005, the Group's net current assets amounted to HK$195 million and the shareholders' funds were HK$355 million. The total amount of loans and finance lease was at HK$83.1 million and the gearing ratio, which is defined as total borrowings, excluding minority interests and deferred taxation to shareholders' funds was 0.23. The cash and bank balances were HK$66.5 million.

At 30 September 2005, total available banking facilities of the Group were approximately HK$181 million, of which HK$104 million was available for use. Finance lease obligations outstanding on the same date amounted to HK$6.1 million.

The Group's assets were mostly financed by shareholders' funds, trade payables and bank borrowings. Trade payables and short term bank loans are repayable within one year. Long term bank loans are repayable within three years. The borrowings, cash and cash equivalents were mainly denominated in Hong Kong dollars, US dollars or Renminbi. *The Group entered into* foreign currency forward contracts and interest swap contracts with banks to hedge certain future foreign currency trade liabilities and loan interest payables in order to minimize the risk. The Group's borrowings were bearing interest at floating rates.

BUSINESS REVIEW AND PROSPECT

The Group is engaged in three major businesses, namely:

— EMS (Contract Electronic Manufacturing Services), OEM and ODM
— Electronic Components — Distribution and Manufacturing
— Personal Computer and Digital Products — Distribution and Manufacturing

EMS *(Contract Electronic Manufacturing Service)*, OEM and ODM

EMS *(Contract Electronic Manufacturing Service)*

EMS *manufacturing* was the key *development* direction of the Group in the past years. The management had paid long-term investment in engineering, training of qualified production staff and adoption of enhanced management system as well as precise quality system. The Group had gained major awards and accreditations in management and quality system such as ISO9000, QA9000, ISO14000 and Six Sigma Management System.

Other than the improvement of workshop environment, the Group had also increased new facilities in SMD productions.

The Group had gained great recognition from demanding customers. Orders of this sector was increased aggressively. Turnover for this segment was HK$167.6 million (30 September 2004: HK$118 million), representing an increase of 42%.

OEM and ODM

The Group had changed some production line to cope with the massive orders in audio electronics from mega superstore buyers. After last year's experience, quality was improved and process flow was streamlined. However, due to the limitation of existing production space, the Group could not cater for the large demand from customers. The shortage of labor supply

Notes:

1. **Basis of preparation and accounting policies**

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 March 2005 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

The changes to the Group's accounting policies and *the effect of adopting these new policies are set out below.*

In 2005, the Group adopted the new/revised standards of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	*Inventories*
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 24, 27 and 33 did not result in substantial changes to the Group's *accounting policies. In summary:*

— HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.
— HKASs 2, 7, 8, 10, 16, 23, 27 and 33 had no material effect on the Group's policies.
— HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.
— HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are *expensed in the income statement on a straight-line basis* over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

The Group adopted the proportionate consolidation under HKAS 31 "Interests in Joint Ventures" to account for its interests in *jointly controlled entities. In prior years,* the Group's interests in jointly controlled entities were accounted for by the equity method. The adoption of the proportionate consolidation approach under HKAS 31 represents a change in accounting policy.

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the *accounting policy for goodwill. Until 31 March* 2005, goodwill was amortised on a straight line basis over 3 to 10 years; and assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

— *The Group ceased amortisation of goodwill* from 1 April 2005;
— Accumulated amortisation as at 31 March 2005 has been eliminated with a corresponding decrease in the cost of goodwill;

Other than the improvement of workshop environment, the Group had also increased new facilities in SMD productions.
The Group had gained great recognition from demanding customers. Orders of this sector was increased aggressively.
Turnover for this segment was HK$167.6 million (30 September 2004: HK$118 million), representing an increase of 42%.

OEM and ODM

The Group had changed some production line to cope with the massive orders in audio electronics from mega superstore buyers. *After last year's experience, quality was improved and process flow was streamlined.* However, due to the limitation of existing production space, the Group could not cater for the large demand from customers. The shortage of labor supply and increased labor cost in Dongguan area also affected the performance of OEM and ODM business. Turnover of this sector was $120.2 million (30 September 2004: HK$139.9 million), representing a decrease of 14%, from the same period last year.

To enable the Group for much bigger capacity of production, the Group has already acquired a land of 2,000,000 sq. feet in Heyuan and will move this sector of labor intensive production to the new site. Two blocks of building has already finished and is now under pre-production stage.

The newly set up of plastic injection workshop was also under test-running.

ELECTRONIC COMPONENTS — Distribution and Manufacturing

Electronic Component Distribution

During the period, the pressure of price increase in metal and plastic raw material hit most of the manufacturers of consumer electronics. By sharing the impact, margin of electronic components was under-cut to cope with the market sentiment. In order to keep the minimum mark-up of revenue and to keep away from credit risk, the Group had to keep a distant from some marginal customers. As a result, turnover of electronic component distribution was under stress in the reported period. To overcome the effect, the Group had diversified the product mix and introduced new brands to meet the market expectation. The Group also persistently provided value added services to our customer including total solution packages and design-in technical services to gain more stable orders with reasonable profit margin.

In this sector, sales performance of PRC offices was satisfactory. Profit margin percentage was increased although overall turnover was decreased.

Electronic Component Manufacturing

The Group manufactured Diodes (DO35, DO34, mini-MELF and DO41 packages) and Transistors (SOT23 and TO92 packages), Loudspeakers, Electronic Wires and Harnesses.

Sales of Transistors were stable. The new production line of Diodes in Yu Fu was matured. By the improvement of product quality and efficiency, cost of production is under control. Sales and profit contribution of Diodes were increased by more than 20%.

Due to the increase of plastic and metal price, the manufacturing activities in wire and harnesses was decreased.

Turnover of this segment was HK$307.1 million in the reporting period, representing a decrease of 14% when compared with the same period of last year (2004: HK$358.6 million).

Digital Products — Distribution and Manufacturing

Although the competition in computer products market was keen in Canada, the management had endeavored to widen the product mix, brand name and to diversify the source of products. The Group had established a new sourcing team to source for computer accessories in Asia and this had brought in new highlight to this sector.

The Group had also invested new resources in the R&D of MP3, USB and iPod peripheral products. The result in this sector is significant and had gained good feedback from customers. The Group had already established good quality image among customers. Turnover of this sector for the six months was HK$170.8 million, represented 22% of the turnover of the Group of the six month ended 30 September 2005.

FUTURE PROSPECT

In the Electronic Component Distribution sector, contributions from the products of new principal suppliers will grow steadily. Sales in PRC will play a more important role in the future distribution activity. The Group is now negotiating with some niche principle IC and semiconductor suppliers for the new distributorship in HK and China territories.

The first stage of Heyuan new factory site will be finished by the second quarter of 2006. In this new site, the labor source competition will not be as keen as the Dongguan area. Production cost in the new site is lower and it also provides much more production space which will greatly loosen the existing production capacity pressure. The setting up of plastic injection house and tooling room in this site will also enable the Group's capability to a more vertical production perfection model. The Management believes that this new site will facilitate the Group to have a leap and bounce growth in OEM and ODM manufacturing of consumer products.

Other than the existing models of consumer electronics, the Group has already recruited new engineering team to explore the new opportunity in DVD sector.

In EMS sector, the Group will provide deeper involvement in the Turnkey supply to major buyers and this action will bring in considerable contribution both to the turnover and profit of the Group in the following period.

EMPLOYEES

At 30 September 2005, the Group employed a total of approximately 6,000 employees of which 130 were Hong Kong based and 100 were employee in Canada. Others were mostly PRC employees located in different factory site. Sales personnel are remunerated by salaries and incentives scheme. Other staff are offered year-end discretionary bonus. The Group also provides ORSO Scheme, Mandatory Provident Fund Scheme and medical benefits to all Hong Kong employees. During the reported period, no share options had been granted to employees.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 September 2005

		Unaudited Six months ended 30 September 2005	2004 Restated
	Note	HK$'000	HK$'000
Turnover	2	765,639	616,518
Cost of sales		(686,737)	(543,907)
Gross profit		78,902	72,611
Other revenue		428	196
Selling and distribution costs		(13,321)	(12,968)
General and administrative expenses		(53,634)	(45,784)
Operating profit	2	12,375	14,055
Finance costs		(1,432)	(513)
Profit before taxation		10,943	13,542
Taxation	3	(495)	(925)
Profit after taxation		10,448	12,617
Attributable to:			
Shareholders of the Company		10,475	12,632
Minority interest		(27)	(15)
		10,448	12,617

Earnings per share for profit attributable

assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31 March 2005, goodwill was amortised on a straight line basis over 3 to 10 years; and assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

— The Group ceased amortisation of goodwill from 1 April 2005;
— Accumulated amortisation as at 31 March 2005 has been eliminated with a corresponding decrease in the cost of goodwill;
— From the year ending 31 March 2006 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

— HKAS 16 — the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;
— HKAS 21 — prospective accounting for goodwill and fair value adjustments as part of foreign operations;
— HKAS 39 — does not permit to recognize, derecognize and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognized at 1 January 2005;
— HKFRS 3 — prospectively after the adoption date.

2. **Revenues and segment information**

The Group is principally engaged in the design, development, manufacture and distribution of electronic components and the provision of manufacturing services for electronic products, and the manufacturing and distribution of personal computers and digital products.

An analysis of the Group's turnover and contribution to operating profit by business segments and geographical segments for the period is as follows:

(a) ***Primary reporting format — business segments:***

	Electronic components distribution and manufacturing Six months ended 30 September 2005	2004	Electronic manufacturing services Six months ended 30 September 2005	2004	Digital Products distribution and manufacturing Six months ended 30 September 2005	2004	Eliminations Six months ended 30 September 2005	2004	Group Six months ended 30 September 2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover										
External sales	307,051	358,594	287,785	257,924	170,803	—				
Inter-segment sales	5,810	19,557	167	9	—	—	(5,977)	(19,566)		
	312,861	378,151	287,952	257,933	170,803	—	(5,977)	(19,566)	(765,639)	616,518
Segments results	4,913	5,911	5,823	8,145	1,639	—			12,375	14,056
Operating profit									12,375	14,056
Finance costs									(1,432)	(514)
Profit before taxation									10,943	13,542
Taxation									(495)	(925)
Profit after taxation									10,448	12,617
Profit attributable to shareholders									10,475	12,632
Minority interests									(27)	(15)
									10,448	12,617

(b) ***Secondary reporting format — geographical segments:***

	Turnover Six months ended 30 September 2005	2004
	HK$'000	HK$'000
Hong Kong and Mainland China	298,955	346,914
North America	279,482	144,496
Europe	98,192	52,687
Japan	80,153	66,078
Other Asian countries	8,857	6,343
	765,639	616,518

3. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Mainland China enterprise income tax and Canada income tax are calculated at the rates applicable to the respective subsidiaries. The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 September 2005	2004
	HK$'000	HK$'000
Hong Kong profits tax	408	479
Mainland China enterprise income tax	588	338
Canada Income tax	(137)	67
	859	884
Deferred tax — relating to the origination and reversal of temporary differences	(364)	41
	495	925

4. **Dividends**

	Six months ended 30 September 2005	2004
	HK$'000	HK$'000
2004/2005 Final dividend, paid, of HK$0.02 (2003/2004 final paid: HK$0.01) per ordinary share *(Note (i))*	5,451	1,588
2005/2006 Interim dividend of HK$0.01 (2004/2005: HK$0.01) per ordinary shares, proposed on 6 December 2005 *(Note (ii))*	2,727	2,647
	8,178	4,235

Note (i): At a meeting held on 14 July 2005 the directors proposed a final dividend of HK$0.02 per ordinary share for the year ended 31 March 2005, which was paid on 12 September 2005 and has been reflected as an appropriation of retained earnings for the six months ended 30 September 2005.

Note (ii): In December 2004, the Company declared an interim dividend of HK$0.01 per share. Qualifying shareholders, at their options, could receive the dividend *(i) in cash or (ii) in warrants to subscribe for ordinary shares of the Company of* HK$0.1 each at HK$0.5 each on the basis of one warrant for every five shares held. In this connection, the interim dividend was settled by (i) cash of HK$1,205,000 and (ii) 28,843,212 warrants.

...period, no share options had been granted to employees.

...NDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

...the six months ended 30 September 2005

	Note	Unaudited Six months ended 30 September 2005 HK$'000	2004 Restated HK$'000
...nover	2	765,639	616,518
...st of sales		(686,737)	(543,907)
...ss profit		78,902	72,611
...er revenue		428	196
...lling and distribution costs		(13,321)	(12,968)
...neral and administrative expenses		(53,634)	(45,784)
...erating profit	2	12,375	14,055
...ance costs		(1,432)	(513)
...fit before taxation		10,943	13,542
...ation	3	(495)	(925)
...fit after taxation		10,448	12,617
...ributable to:			
...Shareholders of the Company		10,475	12,632
...Minority interest		(27)	(15)
		10,448	12,617
...rnings per share for profit attributable to the Shareholders			
— basic	5	HK 3.85 cents	HK 7.84 cents
— diluted	5	HK 3.82 cents	HK 7.84 cents
...idends	4	2,727	2,647

...NDENSED CONSOLIDATED BALANCE SHEET

	30 September 2005 Unaudited HK$'000	31 March 2005 Restated HK$'000
...SETS		
...n-current assets		
...odwill	24,811	24,811
...perty, plant and equipment	132,925	132,552
...asehold land and land use rights	18,047	18,284
...ferred tax assets	2,067	2,265
...ilable-for-sale financial assets	710	1,050
...nstruction in progress	3,894	1,866
	182,454	180,828
...rrent assets		
...entories	206,853	188,146
...de receivables	226,192	156,330
...payments, deposits and other receivable	6,168	15,794
...ancial instruments — cashflow hedge	278	—
...sh and cash equivalents	66,460	65,037
	505,951	425,307
...al assets	688,405	606,135
...UITY		
...re capital	27,271	26,596
...serves	325,149	315,179
...posed interim dividend	2,727	5,451
	355,147	347,226
...ority interest	600	627
...al equity	355,747	347,853
...BILITIES		
...-current liabilities		
...g term liabilities	16,880	15,369
...erred tax liabilities	4,783	5,346
	21,663	20,715
...rent liabilities		
...de payables	225,617	161,823
...ruals and other payables	17,947	18,251
...rt-term bank borrowings	47,022	42,876
...ent portion of long term liabilities	20,409	14,617
	310,995	237,567
...l liabilities	332,658	258,282
...l equity and liabilities	688,405	606,135
... current assets	194,956	187,740
...l assets less current liabilities	377,410	368,568

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 September 2005 HK$'000	2004 HK$'000
Hong Kong profits tax	408	479
Mainland China enterprise income tax	588	338
Canada Income tax	(137)	67
	859	884
Deferred tax — relating to the origination and reversal of temporary differences	(364)	41
	495	925

4. **Dividends**

	Six months ended 30 September 2005 HK$'000	2004 HK$'000
2004/2005 Final dividend, paid, of HK$0.02 (2003/2004 final paid: HK$0.01) per ordinary share *(Note (i))*	5,451	1,588
2005/2006 Interim dividend of HK$0.01 (2004/2005: HK$0.01) per ordinary shares, proposed on 6 December 2005 *(Note (ii))*	2,727	2,647
	8,178	4,235

Note (i): At a meeting held on 14 July 2005 the directors proposed a final dividend of HK$0.02 per ordinary share for the year ended 31 March 2005, which was paid on 12 September 2005 and has been reflected as an appropriation of retained earnings for the six months ended 30 September 2005.

Note (ii): In December 2004, the Company declared an interim dividend of HK$0.01 per share. Qualifying shareholders, at their options, could receive the dividend (i) in cash or (ii) in warrants to subscribe for ordinary shares of the Company of HK$0.1 each at HK$0.5 each on the basis of one warrant for every five shares held. In this connection, the interim dividend was settled by (i) cash of HK$1,205,000 and (ii) 28,843,212 warrants.

5. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$10,475,000 (2004: HK$12,632,000).

The basic earnings per share is based on the weighted average of 271,977,835 (2004: 161,123,765) ordinary shares in issue during the period. The diluted earnings per share is based on 271,977,835 (2004: 161,123,765) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 2,111,499 (2004: nil) ordinary shares deemed to be issued at no consideration if all outstanding share warrants had been exercised.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions as set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 to the Listing Rules throughout the six months ended 30 September 2005, save for the following deviations:

Code Provision A.2.1

Under this code provision, the roles of the chairman and chief executive officer should be separate and should not be performed by the same individual.

Mr. LAU Tak Wan is the Chairman of the Board and the president of the Company. In the opinion of the Board, the role of the president and the chief executive officer is the same. The Board considers that the present structure provides the Group with strong and consistent leadership and allows for efficient and effective business planning and execution. Hence, the Board believes that it is in the best interest of the shareholders of the Company that Mr. LAU Tak Wan will continue to assume the roles of the Chairman of the Board and the president of the Company. However, the Company will review the current structure as and when it becomes appropriate in future.

Code Provision A.4.1

Under this code provision, non-executive directors should be appointed for a specific term and subject to re-election.

None of the existing non-executive directors of the Company is appointed for a specific term. However, under the Company's bye-laws, all the directors of the Company (whether executive or non-executive) are subject to the retirement by rotation at each annual general meeting. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

Code Provision B.1.1

Under this code provision, the Company should establish a remuneration committee with terms of reference which deal clearly with its authority and duties. A majority of the members of the remuneration committee should be independent non-executive directors.

The Company has established the remuneration committee on 6 December 2005 with appropriate terms of reference.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as its code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, the directors have confirmed compliance with the required standard set out in the Model Code as provided in Appendix 10 of the Listing Rules for the six months ended 30 September 2005.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a general review of the unaudited interim condensed accounts for the six months ended 30 September 2005 with the directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold and redeemed any of the Company's listed securities during the six months ended 30 September 2005.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The Interim Report of the Company containing all the information required by the Listing Rules will be published on the website of the Stock Exchange in due course.

As at the date of this announcement, the board of directors of the Company comprises Mr. Lau Tak Wan, Mr. Wan Chor Fai, Mr. Mak Hon Kai, Stanly, and Ms. Chan Yuen Mei, Pinky as executive Directors and Mr. Barry John Buttifant, Mr. Choi Yuk Fan and Mr. Liu Ngai Wing as independent non-executive Directors.

By order of the Board
LAU TAK WAN
President

Hong Kong, 6 December 2005